Exhibit 99.1

WETOUR ROBOTICS LIMITED

Extraordinary General Meeting OF THE SHAREHOLDERS MEETING RESULTS

On August 24, 2026, Wetour Robotics Limited (the “Company”) held its Extraordinary General Meeting of the Shareholders (the “EGM”). Each ordinary share issued and outstanding as of the close of business on the record date was entitled to one (1) vote on each resolution at the EGM. The following are the voting results for the resolutions considered and voted upon at the EGM:

Share consolidation

1.	It is resolved, as an ordinary resolution that further to the ordinary resolution passed by the shareholders of the Company at the extraordinary general meeting held on February 27, 2026 approving the consolidation of the authorised, issued, and outstanding shares of par value US$0.0001 each in the share capital of the Company (the “Shares”) at a ratio within a range of not less than 2:1 and not greater than 100:1, with the exact ratio and effective date to be determined by the directors of the Company, and the subsequent determination of the directors that the consolidation be effected on a 100:1 basis, the following be and is hereby approved with effect from the passing of this resolution:

(a)	each of the authorised, issued, and outstanding shares of par value US$0.0001 each in the share capital of the Company be consolidated on a 100:1 basis so that every 100 shares of par value US$0.0001 each are consolidated into one share of par value US$0.01 each, with such consolidated shares having the same rights and being subject to the same restrictions, save as to par value, as the existing shares as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

(b)	any fractional entitlement to shares arising in connection with the Share Consolidation be rounded up to the next whole share;

(c)	upon the Share Consolidation taking effect, the authorised share capital of the Company be changed from US$100,000 divided into 1,000,000,000 shares of par value US$0.0001 each to US$100,000 divided into 10,000,000 shares of par value US$0.01 each; and

(d)	each director, officer and authorised signatory of the Company from time to time is authorised and instructed to make all necessary filings with the Registrar of Companies relating to the Share Consolidation (together, the “Share Consolidation Proposal”).

For	Against	Abstain
77,260,825	6,429	4

Share capital increase

2.	It is resolved, as an ordinary resolution and following the Share Consolidation Proposal being approved and taking effect, that the authorised share capital of the Company be increased from US$100,000 divided into 10,000,000 shares of par value US$0.01 each to US$20,000,000,000 divided into 2,000,000,000,000 shares of a par value of US$0.01 each, by the creation of 1,999,990,000,000 shares of par value US$0.01 each (the “Share Capital Increase”).

For	Against	Abstain
77,257,844	9,411	4

Second amended and restated memorandum and articles of association

3.	It is resolved, as a special resolution, that the Company adopt a second amended and restated memorandum and articles of association, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated August 10, 2026, in substitution for, and to the exclusion of, the Company’s existing amended and restated memorandum and articles of association, with immediate effect from the date of passing this resolution, in order to reflect following amendments:

(a)	the Share Capital Increase, if approved and effected; and

(b)	the amendment of the approval threshold for the passing of ordinary resolutions of the Company by way of written resolution, such that a written resolution of the members shall be passed as an ordinary resolution if it is signed by, or on behalf of, members representing a majority of the total voting rights of all the members who would be entitled to vote on that resolution, in substitution for the existing requirement that such written resolution be signed by all members entitled to vote, so as to permit ordinary resolutions to be passed in writing by the requisite majority rather than unanimously;

together with such other consequential, ancillary, and conforming amendments as are set out in the second amended and restated memorandum of Association.

For	Against	Abstain
77,257,844	9,411	4

Adjournment

4.	It is resolved, as an ordinary resolution, to adjourn the general meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals..

For	Against	Abstain
77,257,869	9,386	4

Based on the foregoing votes, the shareholders approved all of the resolutions.